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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 66)

AIRGAS, INC.
(Name of Subject Company)

AIRGAS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

009363102
(CUSIP Number of Class of Securities)

Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283
(610) 687-5253
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 66 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Statement") originally filed by Airgas, Inc., a Delaware corporation ("Airgas" or the "Company"), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. ("AP Sub"), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. ("Air Products"), to purchase all of the outstanding shares of Airgas' Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock ("Rights," and together with the Airgas Common Stock, the "Airgas Common Shares"), at a price of $70.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

        Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        The first three paragraphs of the section entitled "Tender Offer" in Item 2 of the Statement are hereby amended and restated in their entirety as follows:

  The Original Tender Offer

        On February 11, 2010, AP Sub commenced an unsolicited tender offer to purchase all of the outstanding Airgas Common Shares at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer was made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (as amended, together with the exhibits thereto, the "Schedule TO"), originally filed by Air Products and AP Sub with the Securities and Exchange Commission (the "SEC") on February 11, 2010. The value of the original consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 7, 2010, is referred to in this Statement as the "Original Offer."

  The Revised Tender Offers

        On July 8, 2010, Air Products announced that it was revising its tender offer price to $63.50 per share in cash (the "First Revised Offer"). On September 6, 2010, Air Products announced that it was revising its tender offer price to $65.50 per share in cash (the "Second Revised Offer"). On December 9, 2010, Air Products announced that it was revising its tender offer price to $70.00 per share in cash. In that press release, Air Products stated that the Third Revised Offer (as defined below) was "Air Products' best and final offer for Airgas and will not be further increased." The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, as revised, is referred to in this Statement as the "Third Revised Offer." Any of the Original Offer, the First Revised Offer, the Second Revised Offer or the Third Revised Offer is referred to in this Statement as the "Offer."

        Air Products has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Airgas. Air Products has indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Airgas and AP Sub (or one of its or Air Products' subsidiaries) (the "Second-Step Merger"). Whether or not Air Products proposes a merger or other business combination with Airgas, the Schedule TO states that Air Products intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Board of Directors of Airgas (the "Airgas Board") and, promptly after the consummation of the Offer, to request that some or all of the current members of the Airgas Board resign and that Air Products' designees be elected to fill the vacancies so created.

ITEM 3.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Item 3 of the Statement is hereby amended by revising the subsection captioned "Consideration Payable Pursuant to the Offer and the Second-Step Merger" to read in its entirety as follows:

        If the Airgas directors and executive officers were to tender any Airgas Common Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Airgas stockholders. As of November 30, 2010, the Airgas directors and executive officers owned an aggregate of 8,030,035 Airgas Common Shares. If the Airgas directors and executive officers were to tender all of such Airgas Common Shares for purchase pursuant to the Offer and those Airgas Common Shares were accepted for purchase by Air Products, the Airgas directors and executive officers would receive an aggregate of approximately $562 million in cash. To the knowledge of Airgas, none of the Airgas directors and executive officers currently intend to tender shares held of record or beneficially owned by such persons for purchase pursuant to the Offer.

        As of November 30, 2010, the Airgas directors and executive officers held options to purchase an aggregate of 2,682,183 Airgas Common Shares, with exercise prices ranging from $8.99 to $67.63 per share and an aggregate weighted average exercise price of $37.61 per share, 1,933,683 of which were vested and exercisable as of that date. Any Airgas stock options held by the Airgas directors and executive officers were issued pursuant to the 1997 Stock Option Plan, the 1997 Directors' Stock Option Plan and the 2006 Amended and Restated Equity Incentive Plan, filed as Exhibits (e)(2), (e)(3) and (e)(4), respectively, to the Statement filed February 22, 2010, and incorporated herein by reference (collectively, the "Plans"). Under the Plans, consummation of the Offer would constitute a change of control of Airgas, and upon a change of control of Airgas, unvested options to purchase 748,500 Airgas Common Shares held by the Airgas directors and executive officers would vest.

        The following table summarizes, with respect to (1) each Airgas director, (2) each Airgas Named Executive Officer, and (3) all executive officers (other than the Named Executive Officers) (the "Other Executive Officers") as a group, the aggregate, positive difference in value between $70.00 and the per share exercise prices (the "Spread Value") of the options to purchase Airgas Common Shares held by such directors and executive officers as of November 30, 2010:

Name	Airgas Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Airgas Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Peter McCausland
Chief Executive Officer	316,250	5,282,325	758,750	30,631,425
Paula A. Sneed
Director	—	—	72,000	2,697,070
James W. Hovey
Director	—	—	72,000	2,697,070
David M. Stout
Director	—	—	72,000	2,697,070
Lee M. Thomas
Director	—	—	63,000	2,188,470
John C. van Roden, Jr.
Chairman of the Board	—	—	31,040	615,078
Ellen C. Wolf
Director	—	—	17,273	356,534
John P. Clancey
Director	—	—	5,500	13,035
Robert L. Lumpkins
Director	—	—	5,500	13,035
Ted B. Miller, Jr.
Director	—	—	5,500	13,035
Michael L. Molinini
Executive Vice President and
Chief Operating Officer	107,175	1,849,777	169,325	6,555,756
Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer	65,900	1,070,122	93,600	3,394,990
Andrew R. Cichocki
Division President	34,900	573,970	114,500	5,370,952
Robert A. Dougherty
Senior Vice President and
Chief Information Officer	45,000	858,713	110,600	4,507,099
All Other Executive Officers as a
group (five individuals)	179,275	3,003,466	343,095	12,482,913

        In addition, the seventh paragraph of the subsection entitled "Potential Severance and Change in Control Benefits" is hereby amended to read as follows:

        The following table presents, with respect to (1) each Airgas Named Executive Officer, and (2) with respect to all Other Executive Officers as a group, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of November 30, 2010. For a quantification of the Spread Value of vested and unvested options to purchase Airgas Common Shares based on a $70.00 per share value, see the table above under the heading "Consideration Payable Pursuant to the Offer and the Second-Step Merger."

Name	Severance Payments ($)	Health and Welfare Benefits ($)
Peter McCausland
Chief Executive Officer	4,326,000	17,152
Michael L. Molinini
Executive Vice President and Chief Operating Officer	1,362,198	17,152
Robert M. McLaughlin
Senior Vice President and Chief Financial Officer	899,486	25,807
Andrew R. Cichocki
Division President	765,400	25,807
Robert A. Dougherty
Senior Vice President and Chief Information Officer	619,881	25,807
All Other Executive Officers as a group (five individuals)	3,279,519	129,035

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

        The section entitled "Solicitation/Recommendation" in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

  Solicitation/Recommendation

        After careful consideration at a meeting on December 21, 2010, including review of the terms and conditions of the Third Revised Offer in consultation with Airgas' financial and legal advisors, the Airgas Board determined by the unanimous vote of the directors that the Third Revised Offer is not in the best interests of Airgas' stockholders. Accordingly, for the reasons described in more detail below, the Airgas Board unanimously recommends that Airgas' stockholders reject the Third Revised Offer and NOT tender their Airgas Common Shares to AP Sub pursuant to the Third Revised Offer. In making our determination, the Board considered the factors listed below, including improvements in the Company's business, in the market performance of the Company's business sector and in the operating and economic environment, and the written opinions of Bank of America Merrill Lynch, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as of December 21, 2010, regarding the inadequacy, from a financial point of view, of the price offered by Air Products. Accordingly, the Board unanimously concluded that the Third Revised Offer is clearly inadequate and that the value of Airgas in a sale, at this time, is at least $78 per share, in light of the Board's view of relevant valuation metrics. Please see "—Reasons for Recommendation" below for further detail.

        If you have tendered your Airgas Common Shares, you can withdraw them. For assistance in withdrawing your Airgas Common Shares, you can contact your broker or Airgas' information agent, Innisfree M&A Incorporated, at the address and phone number below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (877) 687-1875
Banks and brokers may call collect: (212) 750-5833

        A copy of Airgas' press release is filed as Exhibit (a)(111).

        The section entitled "Background of the Offer and Reasons for Recommendation—Background of the Offer" in Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

  Background of the Offer

        For information regarding developments prior to the date of the Third Revised Offer, please see the Schedule 14D-9 and the prior amendments thereto, including the exhibits thereto.

        On December 9, 2010, Air Products and AP Sub announced the Third Revised Offer by means of a press release and an amendment to its Schedule TO. In that release, Air Products stated that the Third Revised Offer was "Air Products' best and final offer for Airgas and will not be further increased." That release quotes Mr. McGlade in part as follows: "It is time to bring this matter to a conclusion, and we are today making our best and final offer for Airgas. The Air Products Board has determined that it is not in the best interests of Air Products shareholders to pursue this transaction indefinitely, and Airgas shareholders should be aware that Air Products will not pursue this offer to another Airgas shareholder meeting, whenever it may be held."

        Air Products extended the Offer to January 14, 2011, but reserved the right to further amend the expiration date, including by accelerating it (which may, in certain circumstances, have the effect of causing a termination of the Offer), based on developments in the pending Delaware litigation or otherwise, in each case as permitted by applicable law.

        On December 9, 2010, Airgas issued a press release requesting that its stockholders take no action in response to the Third Revised Offer and informing its stockholders that the Airgas Board, after consultation with its independent financial and legal advisors, intended to advise stockholders of its formal position regarding the Third Revised Offer.

        On December 13, 2010, Airgas announced that the nine independent directors on the Airgas Board of Directors had selected Credit Suisse Securities (USA) LLC ("Credit Suisse") as a third independent financial advisor to the Airgas Board of Directors and agreed to reimburse the three recently-elected directors for certain expenses of legal counsel selected by them.

        On December 16, 2010, Air Products released the following additional statement regarding the expiration of the Offer: "Air Products reserves the right to further amend the Expiration Date, including by accelerating the Expiration Date, based on developments in the Delaware Action or otherwise, in each case as permitted by applicable law. Such developments in the Delaware Action may include a ruling by the Court of Chancery denying the relief requested by Air Products or the issuance of an order staying such relief, or the appeal by Airgas of any order granting such relief. Air Products also may choose to accelerate the Expiration Date for other reasons in its sole discretion, including upon the occurrence of events that lead Air Products to believe that the conditions to the Offer will not be satisfied by the Expiration Date or upon the occurrence of events or changes in the marketplace or the businesses of Air Products or Airgas that Air Products cannot predict at this time."

        On December 21, 2010, the Airgas Board met to review the terms of the Third Revised Offer with the assistance of BofA Merrill Lynch, Credit Suisse, Goldman Sachs and Wachtell, Lipton, Rosen & Katz. During that meeting, each of BofA Merrill Lynch, Credit Suisse and Goldman Sachs rendered an oral opinion to the Airgas Board, subsequently confirmed in writing on that same day, that, as of December 21, 2010 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub and its affiliates) pursuant to the Third Revised Offer was inadequate from a financial point of view to such holders.

        The full text of the respective written opinions of BofA Merrill Lynch, Credit Suisse and Goldman Sachs, each dated December 21, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes J, K and L, respectively. BofA Merrill Lynch, Credit Suisse and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Third Revised Offer. The opinions of BofA Merrill Lynch, Credit Suisse and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Third Revised Offer or any other matter.

        For the reasons discussed below, the Airgas Board has unanimously determined that the Third Revised Offer undervalues Airgas and is not in the best interests of Airgas and its stockholders. Accordingly, the Airgas Board has unanimously determined to recommend that the Airgas stockholders reject the Third Revised Offer and not tender their Airgas Common Shares into the Third Revised Offer.

        On December 22, 2010, Airgas mailed to its stockholders this Schedule 14D-9.

        The section entitled "Background of the Offer and Reasons for Recommendation—Reasons for Recommendation" in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

  Reasons for Recommendation

        In reaching the conclusion and in making the recommendation to reject the Third Revised Offer, the Airgas Board consulted with Airgas' management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below.

  •
  the Airgas Board considered its knowledge of and its experience with the Company and its view of the Company's business, earnings, financial condition, prospects and strategic plans, including Airgas' history of performance vis-à-vis its strategic plans and its historical performance during periods when the domestic economy has emerged from recession;

  •
  the Airgas Board considered its views of the current economic environment generally, including recent improvements in the domestic economy and forecasts by economists and other industry participants, and the implications of such conditions and changes for the industrial gas industry generally and for Airgas itself, including the likely effects of these factors on Airgas' potential growth;

  •
  the Airgas Board considered its knowledge of the industry in which Airgas operates, Airgas' strong position in its industry and the Airgas Board's views of industry trends and developments;

  •
  the Airgas Board considered developments since the date of the Original Offer, including improvements in the domestic economy, the industry in which Airgas operates, and the Company's business and operating performance; the Company's net debt repayment; the increase to the market multiples and market valuations of other companies in the Company's industry; and presentations by management concerning current industry conditions and Airgas' actual performance during the third fiscal quarter of its 2011 fiscal year (coinciding with the fourth calendar quarter of 2010);

  •
  the Airgas Board considered the implications of each of the matters set forth in the preceding bullet for the Company's market value, including the implications of such matters for the price range at which Airgas Common Shares would be expected to be trading absent the Offer;

  •
  the Airgas Board considered the Company's strategic plan, including its updated strategic plan reflecting actual financial performance through November 30, 2010 (which represented strong outperformance in the underlying business compared to the Company's original projections in its October 2009 strategic plan), current trends in the business, estimates of future SAP costs and benefits, and its views as to Airgas' future prospects; in this regard the Airgas Board also considered Airgas' record of performance against prior strategic plans;

  •
  the Airgas Board considered that Airgas had made substantial capital investments since the last recessionary period, including nearly $2.5 billion in the period since 2007 alone, and considered its view of the potential benefits of such investments;

  •
  the Airgas Board considered the historical trading prices of the Airgas Common Shares and the impressive level of the Company's historical total shareholder return since its initial public offering;

  •
  the Airgas Board considered its view of the strategic and financial benefits of the transaction for Air Products, including with respect to estimated synergies and accretion;

  •
  the Airgas Board considered Airgas' scarcity value as the only remaining independent gas company of scale in the world and its view of the underlying value of Airgas' assets, operations and strategic plan, including its industry-leading position, more than one million customers, unrivaled platform and future growth prospects;

  •
  the Airgas Board considered the views expressed by various shareholders of Airgas with respect to the Third Revised Offer through letters to the Board, public statements and verbal communications;

  •
  the Airgas Board considered the prior experience of Airgas in its discussions with Air Products regarding Airgas' value;

  •
  the Airgas Board considered its previous public presentations with respect to valuation and Air Products' responses thereto; and

  •
  the Airgas Board considered that each of BofA Merrill Lynch, Credit Suisse and Goldman Sachs delivered an oral opinion to the Airgas Board on December 21, 2010, subsequently confirmed in writing on that same day, that as of December 21, 2010 and based upon and subject to the factors and assumptions set forth in their respective written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub or its affiliates) pursuant to the Third Revised Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of BofA Merrill Lynch, Credit Suisse and Goldman Sachs, each dated December 21, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes J, K and L, respectively. BofA Merrill Lynch, Credit Suisse and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Third Revised Offer. The opinions of BofA Merrill Lynch, Credit Suisse and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Third Revised Offer or any other matter.

        In light of the above factors, Airgas' Board of Directors concluded that the Third Revised Offer is inadequate, does not reflect the value or prospects of Airgas, and is not in the best interests of Airgas, its shareholders and other constituencies. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF AIRGAS COMMON STOCK REJECT THE THIRD REVISED OFFER, NOT TENDER THEIR SHARES TO AP SUB AND WITHDRAW ANY SHARES THAT THEY MAY HAVE PREVIOUSLY TENDERED.

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Airgas Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of

Airgas and considered the advice of the Board's financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors and may have had different views with respect to some of the factors. Stockholders should be aware that future performance is subject to numerous risks, many of which are beyond Airgas' control. See "Forward-Looking Statements," below.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 6 of the Statement is hereby amended to add the transactions below to the table therein:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Thomas Smyth	December 6, 2010	1.97	65.11	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	December 6, 2010	0.56	65.11	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	December 6, 2010	1.43	65.11	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	December 6, 2010	0.72	65.11	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	November 18, 2010	1.90	67.40	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	November 18, 2010	0.54	67.40	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	November 18, 2010	1.38	67.40	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	November 18, 2010	0.69	67.40	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	November 3, 2010	1.85	69.31	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	November 3, 2010	0.53	69.31	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	November 3, 2010	1.35	69.31	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	November 3, 2010	0.67	69.31	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	October 21, 2010	1.83	70.15	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	October 21, 2010	0.52	70.15	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	October 21, 2010	1.33	70.15	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	October 21, 2010	0.66	70.15	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Robert McLaughlin	October 7, 2010	0.20	68.57	Purchase of Airgas Common Shares under the Company's 401(k) plan
Robert McLaughlin	October 7, 2010	0.06	68.57	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	October 7, 2010	1.87	68.57	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	October 7, 2010	0.53	68.57	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	October 7, 2010	1.36	68.57	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	October 7, 2010	0.68	68.57	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Les Graff	October 1, 2010	69.42	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Max D. Hooper	October 1, 2010	82.53	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Robert McLaughlin	October 1, 2010	113.19	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Michael L. Molinini	October 1, 2010	72.61	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
B. Shaun Powers	October 1, 2010	30.09	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Thomas Smyth	October 1, 2010	72.88	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Dwight T. Wilson	October 1, 2010	53.05	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Robert H. Young, Jr.	October 1, 2010	35.00	68.30	Purchase of Airgas Common Shares under the Company's Employee Stock Purchase Plan
Les Graff	September 30, 2010	14.26	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
Max D. Hooper	September 30, 2010	15.15	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
Peter McCausland	September 30, 2010	156.97	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
Robert McLaughlin	September 30, 2010	0.92	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
Thomas Smyth	September 30, 2010	3.34	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
Paula A. Sneed	September 30, 2010	8.58	N/A	Award of Phantom Stock pursuant to Airgas' deferred compensation plan as a result of reinvestment under the plan of dividends declared and paid with respect to Airgas Common Shares underlying the Phantom Stock
Dwight T. Wilson	September 30, 2010	19.85	67.95	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company's 401(k) plan
John P. Clancey	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
James W. Hovey	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Robert L. Lumpkins	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Ted B. Miller	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Paula A. Sneed	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
David M. Stout	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Lee M. Thomas	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
John C. van Roden, Jr.	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Ellen C. Wolf	September 23, 2010	5,500	N/A	Grant of stock options to acquire Airgas Common Shares under the Company's equity incentive plan
Robert McLaughlin	September 20, 2010	5.14	67.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Robert McLaughlin	September 20, 2010	1.45	67.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Thomas Smyth	September 20, 2010	1.89	67.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	September 20, 2010	0.53	67.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	September 20, 2010	1.38	67.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	September 20, 2010	0.68	67.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Robert M. McLaughlin	September 7, 2010	5.30	65.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Robert M. McLaughlin	September 7, 2010	1.49	65.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	September 7, 2010	1.95	65.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Thomas Smyth	September 7, 2010	0.56	65.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	September 7, 2010	1.42	65.75	Purchase of Airgas Common Shares under the Company's 401(k) plan
Dwight T. Wilson	September 7, 2010	0.70	65.75	Company matching contribution in Airgas Common Shares under the Company's 401(k) plan

        Please note that the above table excludes transactions that may have been completed on or after December 20, 2010, which were not practicable to include prior to the printing of this document.

ITEM 8.    ADDITIONAL INFORMATION

        The section entitled "Litigation Matters" in Item 8 of the Statement is hereby amended by adding the following to the end thereof:

Litigation Matters

        On September 15, 2010, the Company and certain of its directors initiated an action in the Delaware Court of Chancery, styled Airgas, Inc. et al. v. Air Products & Chemicals, Inc., Civil Action No. 5817-CC, alleging that the By-Law amendment requiring an annual meeting on January 18, 2011, four months after the September 15, 2010 annual meeting, was invalid under Delaware law and the Company's charter. In a ruling dated October 8, 2010, the Court ruled that the By-Law amendment was valid. Airgas and the directors involved appealed that ruling to the Supreme Court of Delaware. On November 23, 2010, the Supreme Court of Delaware reversed the Court of Chancery's October 8 ruling and ruled that the By-Law amendment was invalid.

        Between October 4 and 8, 2010, a trial was held in the Delaware Action and the Shareholder Action; the Court has not yet issued its decision in these actions. In a letter order dated December 2, 2010, the Court requested that the parties submit additional briefing by December 10, 2010 in light of the Supreme Court's ruling and in response to nine questions posed by the Chancellor in the December 2 letter. On December 10, 2010, the parties submitted supplemental briefs. On December 14, 2010, the Court of Chancery issued a letter order regarding certain evidentiary issues, requesting information from Airgas and the defendant directors as to the timing of the Airgas Board's determination with respect to Air Products' $70 tender offer and the timing of Airgas' 2011 annual meeting, and inviting the parties to submit further briefing by December 21, 2010, in particular as to whether there is a claim or controversy for the Court to decide at this time in light of Air Products' December 9, 2010 amendment to the tender offer. The Court's December 14, 2010 letter also indicated that the Chancellor might grant the parties limited additional discovery and an opportunity for oral argument with respect to the $70 offer.

FORWARD-LOOKING STATEMENTS

        This Schedule 14D-9 contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company's press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words "believes," "may," "plans," "will," "could," "should," "estimates," "continues," "anticipates," "intends," "expects" and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company's press release announcing its quarterly earnings, as well as other factors described in the Company's reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

ITEM 9.    EXHIBITS

        Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(111)	Press Release, dated December 22, 2010

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.
By:	/s/ ROBERT H. YOUNG, JR.
	Name:	Robert H. Young, Jr.
	Title:	Senior Vice President and General Counsel

Dated: December 22, 2010

 EXHIBIT INDEX

Exhibit Number	Description
(a)(111)	Press Release, dated December 22, 2010

ANNEX J

December 21, 2010

The Board of Directors
Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Members of the Board of Directors:

On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Airgas, Inc. (the “Company”) at a purchase price of $60.00 per share in cash, which was subsequently increased on July 8, 2010 to $63.50 per share in cash, on September 6, 2010 to $65.50 per share in cash and on December 9, 2010 to $70.00 per share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, as amended (the “Amended Offer to Purchase”), and in the related amended Letter of Transmittal (which, together with the Amended Offer to Purchase, collectively constitute the “Amended Offer”).  The terms and conditions of the Amended Offer are described in the Schedule TO filed by Purchaser and Air Products with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 50 thereto (the “Amended Schedule TO”).  We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, Purchaser intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per share of Company Common Stock pursuant to the Amended Offer, without interest.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Amended Offer.

In connection with this opinion, we have, among other things:

(1)                               reviewed the terms and conditions of the Amended Offer as set forth in the Amended Schedule TO and the exhibits thereto;

(2)                               reviewed the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through Amendment No. 65 thereto, which Amendment No. 66 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion;

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park, New York, NY 10036

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Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Board of Directors

Airgas, Inc.

(3)                               reviewed certain publicly available business and financial information relating to the Company and Air Products;

(4)                               reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain updated financial forecasts relating to the Company prepared by the management of the Company (such forecasts, the “Company Forecasts”);

(5)                               discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(6)                               discussed with members of senior management of the Company their assessment of the strategic rationale of Air Products for, and the potential benefits for Air Products of, the Transactions;

(7)                               reviewed the trading history for the Company Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)                               compared certain financial and stock market information of the Company and Air Products with similar information of other companies we deemed relevant;

(9)                               compared certain financial terms of the Amended Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)                        performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.  With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.  We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration to be paid in the Amended Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions.  Our opinion is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation

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Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Board of Directors

Airgas, Inc.

holders (other than Purchaser and any of its affiliates) in the Amended Offer and no opinion or view is expressed with respect to any consideration to be received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party.  In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the Consideration to be paid in the Transactions or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of the Company or Air Products, or class of such persons, relative to the Consideration.  Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage.  We are not expressing any opinion as to the prices at which the Company Common Stock will trade at any time.  In addition, we express no opinion or recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Amended Offer or any related matter.

We have acted as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company.  We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated.  In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Air Products and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to the Company and to Air Products and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with the Company’s $250 million senior note offering completed in September 2010, (ii) having acted as joint lead arranger and joint book manager in connection with, and acting as administrative agent under, the Company’s $750.0 million revolving credit facility entered into September 2010, (iii) having acted as joint-book runner in connection with the Company’s $300 million senior note offering completed in March 2010, (iv) having acted as joint-bookrunner in connection with the Company’s $400 million senior note offering completed in September 2009, (v) having acted as joint-bookrunner in connection with the Company’s $400 million senior subordinated note offering in June 2008, (vi) providing treasury and trade products and services to the Company and (vii) providing commercial banking services to the Company and to Air Products, including acting as a lender under certain credit facilities to each of the Company and Air Products.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation

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Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Board of Directors

Airgas, Inc.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Amended Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.  The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Company Common Stock (other than Purchaser and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated, member FINRA/SIPC, is a subsidiary of Bank of America Corporation

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ANNEX K

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	Phone +1 212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

December 21, 2010

Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Members of the Board:

On February 11, 2010, Air Products Distribution, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Parent”), commenced a tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Airgas, Inc. (the “Company”) for $60.00 per Share, net to the seller in cash, without interest, which has subsequently been increased, most recently on December 9, 2010, to $70.00 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, as amended (the “Amended Acquisition Offer to Purchase”), and in the related letter of transmittal, as amended (which, together, constitute the “Amended Acquisition Offer”). The Amended Acquisition Offer to Purchase states that Acquisition Sub presently intends, as soon as practicable following completion of the Amended Acquisition Offer, to consummate a merger with the Company pursuant to which all remaining public shareholders of the Company would receive the highest price paid per Share pursuant to the Amended Acquisition Offer, without interest (such subsequent transaction, together with the Amended Acquisition Offer, being hereinafter referred to as the “Parent Acquisition Proposal”).

You have asked us to advise you with respect to the adequacy, from a financial point of view, of the Offer Price pursuant to the Parent Acquisition Proposal to the holders of Shares (other than Parent and any of its affiliates).

In arriving at our opinion, we have reviewed and considered the Amended Acquisition Offer and the related Tender Offer Statement on Schedule TO filed by Acquisition Sub and Parent with the Securities and Exchange Commission (the “Commission”) on February 11, 2010, as amended through Amendment No. 50 thereto and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on February 22, 2010, as amended through Amendment No. 66 thereto, which Amendment No. 66 will be filed with the Commission on Schedule 14D-9/A, in the form provided to us on the date of this opinion.  We have also reviewed certain other information relating to the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (collectively, the “Forecasts”), and met with the management of the Company to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company.  In addition, we have considered, to the extent publicly available, the financial

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Airgas, Inc.

December 21, 2010

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terms of certain other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, including the information in the Amended Acquisition Offer to Purchase, and we have assumed and relied on such information being complete and accurate in all material respects.  With respect to the Forecasts, the management of the Company has advised us, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company.  In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.  Our opinion is necessarily based upon the information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We will receive a fee from the Company for rendering this opinion.  We may receive additional fees from the Company for additional services in the future.  In addition, the Company has agreed to reimburse us for reasonable expenses (including the reasonable fees and expenses of our legal counsel) and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement.  We and our affiliates have not provided investment banking services to the Company or Parent for at least the past five years, and are not currently providing investment banking or other financial services to the Company or Parent, except that, in 2007, we provided preliminary financial advisory services to a committee of independent directors of the Company for which we did not receive any remuneration. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, any of their respective affiliates, and any other company that may be involved in the Parent Acquisition Proposal, as well as provide investment banking and other financial services to such companies.

Our opinion addresses only the adequacy, from a financial point of view, to the holders of Shares (other than Parent and any of its affiliates) of the Offer Price and does not address any other aspect or implication of the Parent Acquisition Proposal or any other agreement, arrangement or understanding to be entered into in connection with the Parent Acquisition Proposal or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company, or class of such persons, relative to the Offer Price or otherwise. The issuance of this opinion was approved by our authorized internal committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Parent Acquisition Proposal and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender shares

Board of Directors

Airgas, Inc.

December 21, 2010

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pursuant to the Parent Acquisition Proposal or as to how such stockholder should vote or act on any matter relating to the Parent Acquisition Proposal.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is inadequate, from a financial point of view, to the holders of Shares (other than Parent and any of its affiliates).

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX L

200 West Street | New York, New York 10282-2198

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

December 21, 2010

Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Airgas, Inc. (the “Company”), of the $70.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 50 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on December 16, 2010 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Airgas, Inc.

December 21, 2010

Page Two

persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers.  We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company.   We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.  In addition, we have provided from time to time, and are currently providing certain investment banking and other financial services to the Company and its affiliates, for which our investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to an offering of the Company’s 7.125% Senior Subordinated Notes due October 2018 (aggregate principal amount $400,000,000) in June 2008; as lead manager with respect to a public offering of the Company’s 4.5% Senior Notes due September 2014 (aggregate principal amount $400,000,000) in September 2009; as joint bookrunner with respect to an offering of the Company’s 2.85% Senior Notes due 2013 (aggregate principal amount $300,000,000) in March 2010; as a participant in the Company’s senior secured credit facility (aggregate commitment $41,000,000) entered into in September 2010, the proceeds of which were used, in part, to refinance the Company’s previous senior secured credit facility in which an affiliate was a participant; and as joint bookrunner with respect to an offering of the Company’s 3.25% Notes due October 1, 2015 (aggregate principal amount $250,000,000) in September 2010.  We also have provided certain investment banking and other financial services to Parent and its affiliates from time to time for which our investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 4.15% Senior Notes due 2013 (aggregate principal amount $300,000,000) in February 2008; as Parent’s financial advisor in connection with the sale of its interest in its vinyl acetate ethylene polymers joint ventures in January 2008; as Parent’s financial advisor in connection with its sale of certain non-pressure emulsions businesses and related production facilities in July 2008; as Parent’s financial advisor in connection with the sale of more than half of its remaining U.S. healthcare business in the third quarter of 2009; and as senior manager or sole bookrunner in connection with numerous municipal financing transactions by Parent and its subsidiaries. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future for which our investment banking division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through Amendment No. 65 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 66 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent

Board of Directors

Airgas, Inc.

December 21, 2010

Page Three

for the five fiscal years ended March 31, 2010 and September 30, 2010, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and updated forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”).  We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the industrial gas industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information.  In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.  This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions.  In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise.  We are not expressing any opinion as to the prices at which the Shares will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the

Board of Directors

Airgas, Inc.

December 21, 2010

Page Four

date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

QuickLinks

  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX